UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: December 15, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 15, 2010 entitled “A Deepwater Gas Finding in Qiongdongnan Basin”.

Exhibit 99.1

For Immediate Release

A Deepwater Gas Finding in Qiongdongnan Basin

(Hong Kong, Dec 15, 2010) CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) announced a deepwater gas discovery on Block 64/11 offshore China after the Lingshui 22-1-1 exploration well drilled by its partner, BG Group (BG) , encountered gas-bearing sands.

The exploration well is located in Qiongdongnan Basin in the South China Sea, approximately 130 kilometres offshore and in a water depth of 1,338 metres. BG will conduct further analysis of the well results to evaluate the hydrocarbon potential in the Block.

Mr. Zhu Weilin, Executive Vice President of the Company commented, “This is the first deepwater well in Qiongdongnan Basin. We are excited about the well results. It has further strengthened our confidence in deepwater exploration in this area.”

The Company signed the production sharing contract (PSC) with BG for deepwater block 64/11 on 7th June 2006.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com